EMAIL: SFeldman@olshanlaw.com DIRECT DIAL: 212.451.2234

June 4, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Property Management Corporation of America Registration Statement on Form S-1 (CIK No. 0001602409)

Ladies and Gentlemen:

On behalf of Property Management Corporation of America, a Delaware corporation (the “Company”), we hereby submit in electronic format for filing through EDGAR with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T, one complete copy of the captioned Registration Statement on Form S-1 (the “Registration Statement”), for the registration of 2,000,000 shares of the Company’s common stock, including one complete copy of the exhibits listed in the Registration Statement as filed therewith.

This letter also sets forth the response of the Company to the comments provided by the staff of the Commission in its comment letter dated June 2, 2014 with respect to Amendment No. 1 to Confidential Draft Registration Statement on Form S-1 submitted by the Company on May 8, 2014.

Courtesy copies of this letter and the Registration Statement, together with all exhibits, are being provided directly to the staff for its convenience (attention: Sandra B. Hunter, Esq., Staff Attorney) in the review of the foregoing documents.

To facilitate the staff’s review, the numbered paragraphs below correspond to the numbered paragraphs in the letter of the Commission’s comments. All page numbers referred to in this letter correspond to the page numbers of the Registration Statement.

General

1.	We note your response to comment 3 of our letter dated April 9, 2014. We have referred your analysis to the Division of Trading and Markets, and we may have further comment.

Response: The Company acknowledges that further comments in this regard may be forthcoming.

U.S. Securities and Exchange Commission

June 4, 2014

Our Customers, page 22

2.	We note your response to comment 11 of our letter dated April 9, 2014 and the form of management services agreement. We also note you indicate that you have management services agreements with two customers. We continue to believe that you should file these agreements as exhibits or tell us why you are not required to do so. Please refer to Item 601(b)(10) of Regulation S-K.

Response: In accordance with Item 601(b)(10) of Regulation S-K, the Company is filing its Management Agreements with Marsh Road LLC and Main Street Heritage LLC as Exhibits 10.4 and 10.5, respectively.

Employees, page 23

3.	We note your response to comment 12 of our letter dated April 9, 2014 in which you have revised your disclosure on page 26 to indicate that C. Thomas McMillen and Michael T. Brigante have each agreed to devote approximately 50% of their working time to your company. We continue to note your disclosure on page 23 that you employ your two executive officers on a full-time basis. Please revise to reconcile or explain.

Response: As noted by the staff, the disclosure on page 23 has been corrected to indicate that Messrs. McMillen and Brigante have each agreed to devote approximately 50% of their working time to the Company.

General

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The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

A request for acceleration of the effectiveness of the Registration Statement will be submitted by the Company as soon as the SEC has reviewed this letter and its enclosures and has advised the Company that no further issues remain outstanding. At the time of the request, the Company will furnish a letter acknowledging the SEC’s position with respect to declaration of effectiveness and staff comments. The Company does not expect to rely on Rule 430A. As there is no underwriter involved in the offering, no representations with respect to compliance with Rule 15c2-8 will be made and, in addition, no letter from the Financial Industry Regulatory Authority clearing the underwriting compensation arrangements for the offering will be provided. We believe that all other supplemental information requested by the staff has been provided with this letter.

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U.S. Securities and Exchange Commission

June 4, 2014

Should any member of the Commission’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Amendment, please do not hesitate to contact me at (212) 451-2234.

Very truly yours,

/s/ Spencer G. Feldman

Spencer G. Feldman

Enclosures

cc:	Sandra B. Hunter, Esq., Staff Attorney Ms. Shannon Sobotka, Staff Accountant Jennifer Gowetski, Esq., Senior Counsel Division of Corporation Finance

Mr. Michael T. Brigante, CFO Property Management Corporation of America

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